UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

FINAL AMENDMENT

CORBIN MULTI-STRATEGY FUND, LLC

(Name of Subject Company (Issuer))

CORBIN MULTI-STRATEGY FUND, LLC

(Name of Filing Person(s) (Issuer))

SHARES OF LIMITED LIABILITY COMPANY INTEREST
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Ann Maurer

235 W. Galena Street

Milwaukee, WI 53212

(414) 299-2217

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:
Joshua B. Deringer, Esq.

Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

(215) 988-2700

June 25, 2020

(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	$23,599,000 (a)	Amount of Filing Fee:	$3,063.15 (b)

(a)	Calculated as the aggregate maximum value of Shares being repurchased.

(b)	Calculated at $129.80 per $1,000,000 of the Transaction Valuation.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$3,063.15
Form or Registration No.:	SC TO-I
Filing Party:	CORBIN MULTI-STRATEGY FUND, LLC
Date Filed:	June 25, 2020

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed with the Securities and Exchange Commission on June 25, 2020 by Corbin Multi-Strategy Fund, LLC (the "Fund") in connection with an offer (the "Offer") by the Fund to repurchase shares of limited liability company interest in the Fund ("Shares”) in an aggregate amount up to $23,599,000 on the terms and subject to the conditions set out in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits 99.B and 99.C to the Statement on June 25, 2020.

This is the final amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1. Holders of Shares in the Fund ("Members") that desired to tender Shares, or a portion thereof, for repurchase were required to submit their tenders by 11:59 p.m., Eastern Time, on July 27, 2020.

2. As of July 27, 2020, Thirty-six (36) Members validly tendered Shares and did not withdraw such tender prior to the expiration of the Offer. The validly tendered Shares were accepted for repurchase by the Fund in accordance with the terms of the Offer.

3. The net asset value of the Shares tendered pursuant to the Offer was calculated as of September 30, 2020 in the amount of $568,578.06 and $5,431,422.62 for Class A and Class I, respectively.

4. Three (3) Members of Class A and thirty-three (33) Members of Class I, whose tenders were accepted for repurchase by the Fund, tendered their entire Shares in the Fund; therefore, the Fund paid to the Members at least 95% of the Members’ unaudited net asset value of the Shares tendered (the “Initial Payment”). The Fund will pay the Members a contingent payment (the “Post-Audit Payment”) equal to the excess, if any, of (1) the net asset value of the Shares tendered and repurchased as of September 30, 2020 (as it may be adjusted based upon the next annual audit of the Fund’s financial statements) over (2) the Initial Payment. The Post-Audit Payment will be payable promptly after the completion of the Fund’s next annual audit. The Fund expects that the audit will be completed by the end of May 2021. An Initial Payment in the amount of at least 95% of the Members’ unaudited net asset value of the Shares tendered was wired to the accounts designated by such Members in their respective Letters of Transmittal on November 12, 2020.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

CORBIN MULTI-STRATEGY FUND, LLC

By:	/s/ Steve Carlino
Name:	Steve Carlino

Title:	Treasurer

January 4, 2021